December 28, 2007

Nancy S. Vann, Esq.
Vice President & Associate Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street - 16th Floor
New York, New York 10281-1008

Re:	Oppenheimer Transition 2025 Fund
	File Nos. 333-147847 and 811-22152

      Oppenheimer Transition 2040 Fund
	File Nos. 333-147848 and 811-222151

      Oppenheimer Transition 2050 Fund
	File Nos. 333-147851 and 811-22150


Dear Ms. Vann:

	We have reviewed the registration statements on Form N-1A for the Oppenheimer Transition 2025 Fund, Oppenheimer Transition 2040 Fund and Oppenheimer 2050 Fund (collectively "Funds"), filed with the
Commission on December 5, 2007. Based upon Securities Act Release
No.
6510 and the representations contained in your letter of December
5,
2007, we conducted a selective review of the registration statement.
We have the following comments.

Prospectus

Prospectus Summary

About the Funds

	For each Fund, please disclose under what circumstances the percentage of assets allocated to each underlying fund will change.

	Please disclose how often the Manager`s "regular rebalancing" of the Funds will occur. Please explain the meaning of the term
"target
allocations" and disclose to what extent the holdings of the Funds may vary from the target allocations. Please clarify the statement that the Funds` "allocations will be rebalanced at least annually."

	Will the Funds market time the underlying funds?


	Please summarize the investment objective and principal strategies and risks of each underlying fund in which each Fund may invest.

	Please summarize the commodities in which the underlying funds may invest.

	Please disclose the percentage of assets each underlying fund will invest in derivative instruments.

	Please provide in this section consistent, objective definitions of the terms "small-cap," "mid-cap," and "large-cap."

	Please disclose the risk associated with the simultaneous purchase of a security by one underlying fund and the sale of the same security by another. Does the Manager monitor the portfolio trading activities of the underlying funds?

	Please delete the last sentence of the paragraph titled
"Affiliated Portfolio Risk," as it is not risk disclosure.

	The disclosure titled "How Risky are the Funds Overall?" does not answer the question posed by the title. Please disclose the risk level of each Fund. Please remove from the paragraph all text which does not address the risks associated with investing in the Funds.

	If part of their principal investment strategies, please provide a complete listing of the types of "other asset classes" in which the underlying funds may invest; if not, so indicate.

	Disclose in this section whether any of the Funds or underlying funds is expected to have high portfolio turnover; and, if so, explain the consequences.

Shareholder Fees

	Please delete from the last sentence of the paragraph immediately preceding the fee tables the words "based on estimated assets of $25 million."

	Will Fund shareholders indirectly pay the sales loads of the underlying funds?

The Funds` Principal Investment Policies and Risks

	Will any of the underlying funds invest in securities in default? If so, please include a description of the attendant risks.
Also, please disclose whether an underlying fund will sell or hold non-investment grade bonds in the event of default.




	The disclosure in this section and elsewhere indicates the underlying funds may have relatively high portfolio turnover.
Please
disclose the underlying funds` estimated annual portfolio turnover.

Statement of Additional Information

What are "Fundamental Policies?"
	Please disclose in the prospectus that each Fund`s investment objective is not a fundamental policy; explain the consequences (i.e., that the Board can change the investment objective without shareholder approval); and indicate what prior notice the Funds will give of any such change.
Closing
      We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.
      Each Fund should respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event a Fund requests acceleration of the effective date of its pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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